Exhibit 99.1

                            [Third Point Letterhead]



VIA FAX AND OVERNIGHT MAIL

March 5, 2007

Mr. Mark McDade
Chief Executive Officer
PDL BioPharma, Inc.
34801 Campus Drive
Fremont, California 94555

CC:  Max Link, Ph.D.
     Samuel Broder, M.D.
     Karen A. Dawes
     L. Patrick Gage, Ph.D.
     Bradford S. Goodwin
     Laurence Jay Korn, Ph.D.
     Jon S. Saxe, Esq.

Dear Mr. McDade and PDLI Directors:

Funds advised by Third Point LLC ("Third Point") hold 8,000,000 shares of the common stock of PDL BioPharma, Inc. ("PDLI" or the "Company"), as well as options to purchase an additional 600,000 shares, collectively representing 7.5% of the common shares outstanding. We believe that the significant value inherent in the Company's product line, royalty revenues and R&D pipeline has been obscured by excessive overhead and apparently undisciplined research spending. We at Third Point have had substantial experience working strategically with healthcare companies to enhance value(1) and we would welcome the opportunity to share our views and work constructively with you to help put the Company on the right track. We believe that, with our timely input, the Company should be able to reverse its significant underperformance.

I am certain that you and the Board share our consternation that since January 1, 2004, the Company's share price has remained flat versus a 50% increase in the biotech index (BTK). This is particularly troubling given that the Company has received approximately $400M of royalty revenues over this time period, largely attributable to several of biotech's fastest-growing products, including Genentech's Avastin and Herceptin. By comparison, Genentech shares have doubled over this time period.


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(1) Third Point was a founding investor and is represented on the board of
Ception Therapeutics. We led a proxy contest and ultimately were granted three seats on the board of Ligand Pharmaceuticals, where we worked diligently with the board over the past year to sell divisions and replace management. This past November, two directors nominated by Third Point were added to the board of Nabi Biopharmaceuticals, leading to positive changes at that company as well.

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The past three years should have been a golden era for PDLI's shareholders:
Genentech's successful development of both Avastin and Herceptin, from which PDLI earns royalties based on its antibody humanization patents, enabled royalty revenues to grow from $52.7M in FY'03 to $184M in FY'06. To review the facts, in February 2004 Avastin was approved for first-line metastatic colorectal cancer. Subsequently, in March and April 2005 respectively, Avastin was shown to extend survival in first-line non-small cell lung cancer and to improve progression-free survival in first-line metastatic breast cancer. Then, on April 25, 2005, Genetench announced that Herceptin had demonstrated an improvement in disease-free survival in the adjuvant setting for early-stage breast cancer patients. Unfortunately, instead of channeling this royalty stream into earnings generation and expeditious product development, you made what we consider to be an ill-conceived purchase of ESP Pharma for $500M to gain access to products Cardene IV, Retavase and Busulfex.

I am sure that both you and the Board share our disappointment that, contrary to your guidance, these products have generated little net cash flow since this purchase. Moreover, Cardene, which represents close to 60% of the combined $165M revenue stream from the three products, will go generic in 2009. With the benefit of hindsight, it is apparent that your purchase of ESP Pharma has squandered $500M of your shareholder's money. It is easy to see how some in the biotech industry have accused you, in this instance, of engaging in a classic case of biotech empire building. Based on the failure of this acquisition and the significant discount to fair value at which the Company's shares trade, we urge you not to pursue any such further acquisitions. Additionally, given your disappointing efforts with ESP Pharma's products, we believe that you should NOT partner Ularitide in exchange for yet another specialty pharmaceutical product. Instead, to enhance shareholder value you should accept an upfront cash payment. Indeed, we believe that you should sell your ESP Pharma assets to a specialty pharmaceutical company and focus PDLI on its core strength of biotechnology product development. We welcome the opportunity to discuss with you and the Board these initiatives in person.

Compounding our concerns, PDLI shareholders have had little to show to date for the roughly $400M spent on research and development between 2004 and 2006. There has been only one new investigational new drug ("IND") application since 2004. While we believe that the pipeline prospects will become apparent to investors in 2007, we find it hard to comprehend - either historically or prospectively - the enormity of that level of spending. We remain extremely concerned that this apparently "run-away spending" will continue, especially since a significant portion of PDLI's royalty stream ends in 2014. Pipeline development and cash flow generation are not mutually exclusive. Cash flow generation and retention, or monetization, should be as high a priority as pipeline development. We encourage the Company to reduce its spending to essential product development and research which can be justified by satisfactory rate of return expectations.

Underlying our approach is our strongly held belief that PDLI's shares are significantly undervalued due to the market's worry that the Company is squandering valuable cash flow on undisciplined R&D spending as well as its concern that the Company will make another acquisition. We estimate that between now and the end of 2014, PDLI will generate close to $2.2B in revenues from its royalty stream. Discounting this back at the current cost of capital, we calculate that this revenue stream is worth $1.8B today, just slightly below PDLI's current market capitalization. In addition to these royalties, specialty pharmaceutical revenues should approximate $200M in 2007 and the Company has other valuable assets: an exciting, albeit slowly-progressing, product pipeline; undisclosed royalties that extend beyond 2014; approximately $430M in net operating loss carry-forwards; real estate and other assets that can be monetized; and a valuable antibody technology platform that should continue to generate new compounds over time.

We believe that, with our assistance, the Company could significantly close the value gap by taking several simple steps. We would like to work with management in developing a plan to streamline the cost structure and asset base at PDLI as soon as practicable. To that end, we would be willing to sign an appropriate NDA or other documents to work through this budgeting process and to share our views with management and the Board.

Our preliminary analysis shows that PDLI should, with some cost-cutting, be able to earn $1.00 per share in 2008 and to increase that to $1.50 per share in 2009. To be clear, we believe that PDLI can produce these results while it also does the following: conducts PIII trials for Nuvion, develops Daclizumab with BIIB for multiple sclerosis, develops M200 with BIIB for numerous cancers, partners Ularitide, partners Daclizumab for asthma, develops HuLuc63 for multiple myeloma and advances the early stage pipeline.

We understand that certain exasperated shareholders (those who haven't sold their shares) have suggested that PDLI either undergo a change of management or sell the Company to the highest bidder. We do not recommend such a course at this time so long as you and the Board agree to take immediate and decisive action and implement the sort of plan discussed above.

We at Third Point can only imagine the frustration that you and the Board must feel given the 40% plunge in PDLI stock price over the past 12 months and the series of operational disappointments that led to this decline. In light of this, we understand the sense of vulnerability that led you to recently implement the shareholder-unfriendly poison pill. We believe that a better course than "circling the wagons" would be to cease money losing initiatives and wasteful practices so that the underlying cash generating ability and value of the Company can be fully developed and made visible to shareholders. We look forward to meeting with you to discuss how we can be of assistance.

Sincerely,

/s/ Daniel S. Loeb
Chief Executive Officer